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                            February 22, 2024

       Dr. Diamantis Andriotis
       Chief Executive Officer
       C3is Inc.
       331 Kifissias Avenue Erithrea
       14561 Athens, Greece

                                                        Re: C3is Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed February 5,
2024
                                                            File No. 333-276868

       Dear Dr. Diamantis Andriotis:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1

       Risk Factors
       Risks Related to our Common Shares, page 52

   1. We note your disclosure on page 54 that you received notice that you were not in compliance with Nasdaq
Listing Rule 5550(a)(2) and in order to regain compliance,
                                                        would need to maintain
a minimum closing bid price of at least $1.00 per share for a minimum of 10
consecutive trading days prior to February 20, 2024. Please update your disclosure to describe
your discussions with Nasdaq and clarify whether you were able to satisfy the compliance
minimums. If you were not, please disclose the next steps you intend to take in order
to meet applicable listing requirements.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dr. Diamantis Andriotis
C3is Inc.
February 22, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Purcell at 202-551-5351 or Daniel Morris at 202-551-3314 with any questions.



                                                           Sincerely,
FirstName LastNameDr. Diamantis Andriotis
                                                           Division of
Corporation Finance
Comapany NameC3is Inc.
                                                           Office of Energy &
Transportation
February 22, 2024 Page 2
cc:       Finn Murphy
FirstName LastName